Exhibit 99.1
February 28, 2006
Dear Stockholder:
RE: 2006 Board of Directors Election
I am pleased to present the official ballot and information needed for your company to cast its votes in the 2006 election of directors for the National Cooperative Bank. The board of directors has fixed December 31, 2005, as the record date for the determination of stockholders entitled to vote in the 2006 election. The votes allocated to your company are shown on the ballot.
The stockholders will elect four candidates to fill the vacancies in the 12 stockholder-elected directorships. All directors are elected to serve three-year terms.
To be counted, the independent election teller must receive all ballots in the enclosed postage-paid, self-addressed envelope. The ballots must be delivered by regular mail before or on April 24, 2006. Hand-delivered ballots will not be accepted, nor will ballots received after April 24, 2006.
On behalf of the board of directors, I appreciate your participation, and encourage you to cast your ballot.
Very truly yours,
Stephanie McHenry
Chair, NCB Board of Directors

Notice of Annual Meeting of Stockholders to Be Held May 4, 2006
The 2006 annual meeting of the stockholders of National Cooperative Bank (NCB) will be held on Thursday, May 4, 2006 at 4:00 pm, at the Town Hall, Education, Arts and Recreation Campus (THEARC), 1901 Mississippi Avenue, S.E., Washington, D.C.
The board of directors and management look forward to personally greeting those stockholders able to attend, and will respond to questions you may have concerning NCB.
Upon request, a copy of NCB’s 2006 Annual Report will be mailed to stockholders under separate cover.
Very truly yours,
Louise M. Grant
Corporate Secretary
National Cooperative Bank

2006 Board of Directors
Official Election Ballot
Place a 3 next to any four (4) candidates of your choice. Then sign and date and return to NCB in the envelope provided.
Grady B. Hedgespeth*
Low Income
Rosemary K. Mahoney*
Other
Barbara R. Meskunas
Housing
Robert A. Parkinson*
Consumer Goods
Andrew Reicher*
Housing
Jay Sletson
Consumer Services
Doris Spencer
Housing
•	incumbent
Ballot Instructions
* Only votes cast for the candidates indicated on this Official Ballot will be counted.
* Votes should be cast by placing a “3” in the box next to the name of each selected candidate. In the event your selection needs to be changed, please cross out the incorrect selection by drawing a line through the candidate’s name.
* You may vote for four (4) of the seven (7) candidates. Ballots indicating more than four (4) selections will not be counted.
* Ballots must be cast by an official of the cooperative stockholder in order to be counted.
•	In order to be counted, the ballot must be received by the independent election teller, Merkle Computer Systems, Inc., P.O. Box 1199, Lanham, MD 20703, no later than April 24, 2006. Please use the self-addressed envelope enclosed with this packet. Hand-delivered ballots will not be counted.
The undersigned officer of the cooperative casting this ballot acknowledges receipt of notification of the National Cooperative Bank annual meeting and certifies that he/she is authorized to cast ballots on behalf of the cooperative stockholder.

Signature of Authorized Representative                     Date
Election of Directors
The stockholders are casting ballots to elect four among the seven candidates nominated to fill four vacancies on the board of National Cooperative Bank.

Nominees for election are qualified as representatives of five classes of cooperatives. The election rules require that the election be conducted in such a manner so as to ensure that each of the five cooperative classes shall be represented by at least one and no more than three directors.
Listed below, by class are all of the stockholder-elected directorships currently filled by incumbent directors who will continue to serve out their terms; and the number of directorships available in each class.
Stockholder-Elected Directorships

			Incumbent	Available
Class of Cooperative	Minimum	Maximum	Seats 2006	Seats 2006

Consumer Services	1	3	2	1

Low Income	1	3	1	2

Other	1	3	2	1

Housing	1	3	1	2

Consumer Goods	1	3	2	1
Under the election rules, the four nominees receiving the highest vote shall be elected, subject to the maximum and minimum limitations imposed on each class. Stockholders may vote for any four nominees.

Low Income
Grady B. Hedgespeth (incumbent)
As an NCB board member representing the low-income constituent category, I have worked to keep NCB true to its charter even as it expands to meet the needs of its most sophisticated customers. As an active member of the Mission Banking/Low Income Committee and the NCB Development Corporation board, I am proud of the progress NCB continues to make in making the cooperative movement a force for improving economic opportunity in America.
The Food Co-op 500 initiative and the push for NCB supported cooperative development in Washington, D.C. are evidence of the issues I promised to make a focus of my tenure when I ran three years ago. I am encouraged by the partnership that your board has developed with management. We are growing the critical areas of cooperative and community development for low-income, working-class communities across the country at the same time we are growing NCB’s capacity to better serve the needs of customers that have a number of choices for their financial services. I believe this value proposition will continue to keep the bank healthy and strong.
As government turns an increasing blind eye to the serious problems of poverty in America, it will be increasingly up to the private sector and its allies to find innovative solutions. This is an opportunity for NCB. I offer the membership almost 20 years of private sector experience in making profitable and sustainable investments in low and moderate-income areas. In two years as CFO of Seedco, I helped channel nearly $1.5 million in mezzanine and working capital into cooperative development in low-income communities. I am now working as a consultant with Seedco and other intermediaries to establish a fund to invest in small businesses in the hurricane devastated Gulf Coast. After 9/11, Seedco proved that nurturing small businesses in partnership with its workers can help improve the business’ viability and the financial stability of its workers and their families.
I ask for your vote to continue to offer NCB this kind of double bottom-line governance and guidance.
Grady B. Hedgespeth is a consultant for Structured Employment Economic Development Corporation (SEEDCO), a national community development non-profit operating intermediary. He currently serves as director for National Cooperative Bank and NCB Development Corporation. He served for six years as chairman of The Christian Economic Coalition in Dorchester, MA. Mr. Hedgespeth has a bachelor’s degree in economics from the University of Virginia, Charlottesville, Virginia, and a master in public policy from Harvard University, Cambridge, Massachusetts.

Other
Rosemary K. Mahoney (incumbent)
I believe that cooperatives are an important part of our economy. Cooperatives offer independent businesses a competitive advantage they could not attain on their own and individuals a venue for coming together to meet shared needs. The National Cooperative Bank is on the leading edge of supporting cooperatives in many sectors and in enabling cooperative alternatives across those sectors. I believe my varied experience in cooperative development, my understanding of the NCB family of companies and my strong analytical skills will support the National Cooperative Bank’s mission in providing financial services to the cooperative sector and, more broadly, in cooperative development.
I have worked in cooperative development for over 18 years. During that time, I have obtained considerable experience in many sectors and cultures and have shown significant leadership in promoting and supporting innovative cooperative development initiatives. My domestic experience in purchasing cooperatives, agricultural marketing cooperatives, consumer cooperatives, and shared-service cooperatives have expanded to include international cooperative development in Eastern and Central Europe, Africa and South America.
Additionally, I have extensive board experience, including founding board member and chair of Mainstreet Cooperative Group and of Cooperation Works!; founding board member of dotCoop LLC; and board member of the National Cooperative Business Association (NCBA), the National Cooperative Grocers Association (NCGA) and Thanexus. Further, I have authored or co-authored numerous feasibility and marketing study reports and publications, for cooperatives and cooperative managers, including: “Annual Audits-Board Responsibilities”, for the Agricultural Cooperative Service of the United States Department of Agriculture.
I believe this experience enables me to bring a valuable, unique perspective to the NCB board of directors. As NCB’s mission includes cooperative development, I believe my background and interests will support this development mission.
Rosemary K. Mahoney is chief executive officer of Mainstreet Cooperative Group, LLC, which builds chains of independent businesses using the cooperative model. She is the founding chair and investor of Mainstreet Cooperative. She also currently serves as a director of the National Cooperative Bank’s Board, vice president of marketing for CoopMetrics, founding member of dotCoop LLC and vice chair of the International Committee for National Cooperative Business Association. Ms. Mahoney has a bachelor’s in agricultural business from Illinois State University, Normal, Illinois and a master in agricultural economics from the University of Illinois, Champaign-Urbana, Illinois.

Housing
Barbara R. Meskunas
Purchasing a cooperative home 20 years ago introduced me to a variety of volunteer opportunities, to many of which I still belong and participate.
I began as a board member of the California Association of Housing Cooperatives, serving as President, Vice President, and appointee to the board of the National Association of Housing Cooperatives in 1989. I have served as NAHC’s Chairperson, President and Secretary during a time of great change for our organization.
In my community, I have been the President of my neighborhood organization for many years, and served as President of our citywide neighborhood organization for three years. Mayor Frank Jordan appointed me Commission President of the San Francisco Housing Authority in 1993, where I served for three years. I was appointed by our current Mayor to the Redevelopment Agency’s Citizens Advisory Committee last year.
Until January of 2005, I had been employed for 12 years as a policy analyst and program director for a social policy think tank, working with public housing residents in San Francisco and Indianapolis to organize, design and implement self-sufficiency programs, including the development of a number of small businesses.
I currently work out of my home as a communications, public policy, and political consultant.
I have a history of giving my volunteer endeavors my full focus and more than adequate energy and resources. There are many at-risk properties in San Francisco and the Bay Area that could be great opportunities for NCB; I have the knowledge, political contacts, and community credibility to arrange for such partnerships, and will work tirelessly to preserve what little low-income housing we have in the Bay Area, with NCB’s expert assistance.
Barbara R. Meskunas is a communications, public policy and political consultant. She served on the Board of Amancico Ergina Village, Inc. for 20 years and currently serves on the Board of Directors of the National Association of Housing Cooperatives and the California Association of Housing Cooperatives. Ms. Meskunas has a bachelor’s degree from San Francisco Art Institute, San Francisco, California.

Consumer Goods
Richard A. Parkinson (incumbent)
From my twenty-one years of involvement with a cooperative organization, I have discovered a means to assist the small businessperson in the pursuit of opportunities that likely could not have otherwise been enjoyed. The spirit of a cooperative, where all work toward a common effort, is representative of the ideals of the free enterprise system in that it enables some business entities a chance to compete because of a shared purpose. We have many members that would not be in existence today if it were not for other larger members that support a system that gives life-sustaining opportunities to the smaller member.
Too many times in the competitive world in which we operate do we see opportunities taken only by the largest. I feel a sincere need to preserve systems of a cooperative nature that provided for the smaller company. Our experience has time and time again shown that some of our largest and most sophisticated members had their start as small, humble organizations.
Over time and with success they have carved out their opportunity through a reliance on a cooperative system and having achieved that stature of being characterized as big, have turned to help the system that supports their smaller fellow members.
My intent would be to try in any way possible to ensure that the cooperative system, regardless of the application, has the chance to survive and continue to support the bedrock of our business system, the small independent business person.
Richard A. Parkinson is president and chief executive officer of Associated Food Stores, Inc., a cooperatively owned wholesale distributor of grocery products and services to independent retail grocers. As a board member of NCB, he currently serves on the executive/compensation and audit/risk management committees. Mr. Parkinson has a bachelor’s degree in business management from Brigham Young University, Provo, Utah.

Housing
Andrew Reicher (incumbent)
Having served the past three years, as a Director of the National Cooperative Bank has been both a challenging and exciting experience and an opportunity to contribute to an organization that has had a positive impact on many of the nation’s low-income communities. NCB and NCB Development Corporation are emerging as leaders in this field.
When I began my term on the Board I was pleased to see that there was a renewed focus and commitment to Mission Banking, the work of the Development Corporation and community reinvestment. As a Director for the next three years, I will continue to use my experience in housing, education, the environment and economic and community development to provide support and guidance to NCB and NCBDC management.
Having served on a number of boards over the past 25 years or more, I know full well that to carry out its mission, NCB has to be well managed and continue to operate in a manner that defines “best practices”. To continue to both return dividends and banking services to its members and to further invest in its low-income cooperative development mission, NCB must also continue to be profitable. As a board member the “learning curve” to understand banking was steep, but this is the fundamental duty of a board member that I will continue to perform.
Cooperatives are unique institutions that combine both mission and business and are built on an enduring set of principles. This is what attracted me to cooperatives 30 years ago and has kept me working in affordable cooperative housing. NCB is one of the leading cooperative organizations; hard at work serving and creating cooperatives and solving problems with cooperative solutions. As a Board Member I am committed to making a contribution to this endeavor.
Andrew Reicher is executive director of Urban Homesteading Assistance Board (UHAB), which was formed in 1973 to help people in low-income neighborhoods. He currently serves as a director of National Cooperative Bank, NCB Development Corporation and NCB’s Mission Banking/Low Income Committee. He also serves as board member and treasurer of 152 Forsyth Street HDFC, a cooperative in which he lives. Mr. Reicher has a master’s degree in architecture from the University of California, Berkeley, California and a bachelor’s in liberal arts from Bowdoin College, Brunswick, Maine.

Consumer Services
Jay Sletson
After settling into a rural community, I mounted a write-in campaign to defeat the area’s largest developer, who ran unopposed for office. I then appointed him to our land use committee, educated him about sprawl, and worked to find some common ground. Eventually we formed a multi-municipal commission that adopted a regional comprehensive plan for our community.
My “co-op career’’ began in a natural foods storefront in the 1970s. For the last twenty years I have served as senior manager of campus-based purchasing cooperatives. Teaching our values and principles to students has been rewarding. Expanding our membership to United Way agencies helped them lower expenses. Once again, collaboration and cooperation built a bridge connecting diverse people solving common problems.
Last year NCB awarded me a scholarship to a new Masters of Management of Co-operatives and Credit Unions — a distance learning program. My education reinforces what my experience has shown — that our movement needs several components to thrive — educated constituencies guided by our principles; managers committed to hitting multiple bottom lines; legislation that levels the playing field skewed by corporate influence; and low-cost, accessible capital to finance growth and development.
I would like NCB to launch a Cooperative Growth and Development Fund, and market ‘Co-op Savings Bonds’ through Credit Unions, Co-operatives, and Socially Responsible Investment Firms. These instruments would be ideal for seniors and working families, and add stability to professionals’ retirement portfolios. If a third of the 120 million Americans members we serve purchased a $25 bond every five years, we could generate two trillion dollars per decade to finance our Cooperatives and Credit Unions!
Our Movement has a story worth telling, and NCB can help, by linking our Co-ops and Credit Unions to strengthen our bottom lines and thereby preserve our democratic, member-driven organizations for the future.
Jay Sletson is executive director of Fraternity Purchasing Association, Inc., a purchasing cooperative owned and operated by Penn State Fraternities, Sororities, and Non-profit Agencies in Centre County, PA. He currently serves as Secretary and Treasury for FPA, Inc., and has served on the boards of two other consumer cooperatives and one worker-owned cooperative. He has also served as President of National Association of Collegiate Cooperatives. Mr. Sletson has a bachelor’s degree in medical dietetics from Pennsylvania State University, State College.

Housing
Doris Spencer
I’ve been a cooperator at the Amalgamated Housing Cooperative since March 1986. I started working for the co-op in February 1987 as an Administrative Assistant to the Boards of Directors (three different boards). Over the years, I was promoted to the position of Office Manager to the co-op’s management staff.
After many years as Administrative Assistant/Office Manager, I was appointed to serve in my current position as Education Director of Amalgamated and Park Reservoir Housing Cooperatives. Amalgamated has had an Education Director almost since its inception, November 1, 1927. Our Education Department and our community activities are almost as old as the cooperative. Our Amalgamated Nursery School is also as old as the co-op. My role as Education Director is that of educating cooperators as well as providing and supervising activities, and strengthening the bonds of our community. While numerous groups and activities that I am responsible for have changed during the years, today we have NORC Program for seniors, Playgroup for pre-nursery toddlers and their parents, a Visual Arts Committee for the artists that live in the cooperative, and groups for knitting, quilting, ceramics, gardening and more. I am responsible for the budgeting and expenses for all the above programs in our cooperative.
I am also the Executive Director of the Herman Liebman Memorial Fund, Inc., a 501c3 organization which promotes educational, recreational and cultural activities in our community.
I am actively involved with the Coordinating Council of Cooperatives, an organization which represents 50,000 co-op units throughout New York City.
I’ve worked for the cooperatives for more than 18 years. I also serve the cooperative as a volunteer. My work and volunteer experiences have afforded me the opportunity to be involved in and learn about all aspects of cooperative management and cooperative living. If I am nominated to serve on the NCB Board, I believe my experience will complement that of other board members.
Doris Spencer is the education director of Amalgamated and Park Reservoir Houses. She is also executive director of the Herman Liebman Memorial Fund, which promotes educational and cultural activities. Ms. Spencer attended Barach College, New York, New York.